                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 11-K



                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


     [X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required] For the fiscal year ended December 31, 1993.

     [ ]       Transition Report pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required] For the transition period from _______________ to _______________.

Commission File Number 1-4914



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         TIMES MIRROR SAVINGS PLUS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            THE TIMES MIRROR COMPANY
               Times Mirror Square, Los Angeles, California  90053

                                  INTRODUCTION




The Times Mirror Company, a Delaware corporation, has established the Times Mirror Savings Plus Plan (the "Plan"). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements: These documents are listed in the Index to Financial Statements.

     (b)  Exhibits:

          (A)  Consent of Ernst & Young, Independent Auditors.

                          INDEX TO FINANCIAL STATEMENTS


     Report of Independent Auditors . . . . . . . . . . . . . . . . .  5
     Statements of Net Assets Available for Benefits. . . . . . . . .  6
     Statements of Changes in Net Assets Available for Benefits . . .  8
     Notes to Financial Statements  . . . . . . . . . . . . . . . . . 10


     Supplemental Schedules

     Assets Held for Investment . . . . . . . . . . . . . . . . . . .  16
     Reportable Transactions  . . . . . . . . . . . . . . . . . . . .  17

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, The Times Mirror Company as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 1993 to be signed on its behalf by the undersigned thereunto duly authorized.



                                        Times Mirror Savings Plus Plan
                                        ------------------------------
                                                (Name of Plan)

                                        THE TIMES MIRROR COMPANY



DATE:  June 29, 1994
                                      By /s/ Stuart K. Coppens
                                         -----------------------------------
                                             Stuart K. Coppens
                                             Controller and Chief
                                             Accounting Officer

                         REPORT OF INDEPENDENT AUDITORS


Retirement Plan Committee
Times Mirror Savings Plus Plan


We have audited the accompanying statements of net assets available for benefits of the Times Mirror Savings Plus Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.


                                       ERNST & YOUNG



May 27, 1994

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1993

(Thousands of dollars)


                                                                                  Company
                                                     Income         Equity         Stock         Balanced        Global
                                       Total          Fund           Fund           Fund           Fund           Fund
                                     --------       --------       --------       --------       --------       --------
ASSETS

Investments at fair value--
  Note C:
    Times Mirror Company
      Series A Common Stock          $ 95,146                                     $ 95,146
    Times Mirror Company
      Series C Common Stock            12,426                                       12,426
    Investment Company of
      America                         101,503                      $101,503
    IDS Trust Company
      Collective Income Fund           33,806       $ 33,806
    American Balanced                  37,111                                                     $37,111
      Fund, Inc.                       29,585                                                                    $29,585
    New Perspective Fund Inc.
    Bank of America Money
      Market Fund for Tax
      Exempt Trusts                     5,994          1,373          1,396          2,397            461            367
                                     --------       --------       --------       --------       --------       --------
                                      315,571         35,179        102,899        109,969         37,572         29,952

Guaranteed Investment
  Contracts--Note D                    69,426         69,426
                                     --------       --------       --------       --------       --------       --------
                                      384,997        104,605        102,899        109,969         37,572         29,952
Receivables:
  Contributions from
    participants                          330             85            103             67             42             33
  Contributions from The
    Times Mirror Company                  129             33             40             26             17             13
  Interest and dividends                    4              2              1              1
  Participant reallocations                             (357)            75            (69)           146            205
                                     --------       --------       --------       --------       --------       --------
    Total Assets                      385,460        104,368        103,118        109,994         37,777         30,203

LIABILITIES

Investment management fees
  payable                                  32             32
                                     --------       --------       --------       --------       --------       --------
    Total Liabilities                      32             32
                                     --------       --------       --------       --------       --------       --------

    NET ASSETS AVAILABLE
      FOR BENEFITS                   $385,428       $104,336       $103,118       $109,994        $37,777        $30,203
                                     --------       --------       --------       --------       --------       --------
                                     --------       --------       --------       --------       --------       --------




See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1992

(Thousands of dollars)


                                                                                  Company
                                                     Income         Equity         Stock         Balanced        Global
                                       Total          Fund           Fund           Fund           Fund           Fund
                                     --------       --------       --------       --------       --------       --------
ASSETS

Investments at fair value--
  Note C:
    Times Mirror Company
      Series A Common Stock          $ 97,535                                     $ 97,535
    Times Mirror Company
      Series C Common Stock            15,075                                       15,075
    Investment Company of
      America                          82,598                       $82,598
    IDS Trust Company
      Collective Income Fund           30,156        $30,156
    Security Pacific Money
      Market Fund  for Tax
      Exempt Trusts                     8,847            491          1,668          4,115        $ 1,286        $ 1,287
    American Balanced
      Fund, Inc.                       20,779                                                      20,779
    New Perspective Fund Inc.          15,602                                                                     15,602
                                     --------       --------       --------       --------       --------       --------
                                      270,592         30,647         84,266        116,725         22,065         16,889

Guaranteed Investment
  Contracts--Note D                    68,470         68,470
                                     --------       --------       --------       --------       --------       --------
                                      339,062         99,117         84,266        116,725         22,065         16,889
Receivables:
  Contributions from
    participants                          218             71             65             50             17             15
  Contributions from The
    Times Mirror Company                   87             28             26             20              7              6
  Interest and dividends                   27              9              5             11              1              1
  Participant reallocations                              (67)            40             26             (2)             3
                                     --------       --------       --------       --------       --------       --------
    Total Assets                      339,394         99,158         84,402        116,832         22,088         16,914

LIABILITIES


Distributions payable to
  participants                          7,154          2,438          1,649          2,506            321            240
Investment management fees
  payable                                  46             46
                                     --------       --------       --------       --------       --------       --------
    Total Liabilities                   7,200          2,484          1,649          2,506            321            240
                                     --------       --------       --------       --------       --------       --------

    NET ASSETS AVAILABLE
      FOR BENEFITS                   $332,194        $96,674        $82,753       $114,326        $21,767        $16,674
                                     --------       --------       --------       --------       --------       --------
                                     --------       --------       --------       --------       --------       --------




See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 1993

(Thousands of dollars)


                                                                                  Company
                                                     Income         Equity         Stock         Balanced        Global
                                       Total          Fund           Fund           Fund           Fund           Fund
                                     --------       --------       --------       --------       --------       --------
ADDITIONS

  Investment Income:
    Interest and dividends           $ 11,128       $  7,216       $     50       $  3,824        $    23        $    15
    Realized loss on sale of
      investments--Note C                (262)                                        (262)
    Capital gains distribution          9,903                         6,229                         2,662          1,012

  Expenses:
    Investment management fees           (181)          (176)            (2)                           (2)            (1)
                                     --------       --------       --------       --------       --------       --------
      Net Investment Income            20,588          7,040          6,277          3,562          2,683          1,026

  Contributions from
    participants                       43,556         11,249         13,596          9,623          5,052          4,036
  Contributions from The
    Times Mirror Company               17,744          4,627          5,484          3,770          2,179          1,684
  Rollovers from participants           1,004            197            308             78            254            167
                                     --------       --------       --------       --------       --------       --------
                                       82,892         23,113         25,665         17,033         10,168          6,913

DEDUCTIONS

  Distributions to
    participants                      (45,094)       (13,004)       (11,415)       (14,856)        (3,713)        (2,106)

Change in net unrealized
  appreciation in fair value
  of investments--Note C               15,436                         4,140          6,821            286          4,189
Reallocations by participants                         (2,447)         1,975        (13,330)         9,269          4,533
                                     --------       --------       --------       --------       --------       --------
    NET INCREASE (DECREASE)            53,234          7,662         20,365         (4,332)        16,010         13,529

Net assets available for
  benefits at beginning
  of year                             332,194         96,674         82,753        114,326         21,767         16,674
                                     --------       --------       --------       --------       --------       --------

    NET ASSETS AVAILABLE FOR
      BENEFITS AT END OF YEAR        $385,428       $104,336       $103,118       $109,994        $37,777        $30,203
                                     --------       --------       --------       --------       --------       --------
                                     --------       --------       --------       --------       --------       --------






See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 1992

(Thousands of dollars)


                                                                                  Company
                                                     Income         Equity         Stock         Balanced        Global
                                       Total          Fund           Fund           Fund           Fund           Fund
                                     --------       --------       --------       --------       --------       --------
ADDITIONS

  Investment Income:
    Interest and dividends           $ 14,254        $ 7,022        $ 2,036       $  4,133        $   825        $   238
    Realized gain on sale of
      investments--Note C                 449                                          449
    Capital gains distribution          1,889                         1,440                           387             62

  Expenses:
    Investment management fees           (186)          (183)            (1)                           (1)            (1)
                                     --------       --------       --------       --------       --------       --------
      Net Investment Income            16,406          6,839          3,475          4,582          1,211            299

  Contributions from
    participants                       43,169         12,939         12,583         10,163          3,986          3,498
  Contributions from The
    Times Mirror Company               17,547          5,084          5,199          4,257          1,582          1,425
  Rollovers from participants           3,652            994            858            349            780            671
  Transfer of assets--Note F            4,091          1,734            763            262            839            493
                                     --------       --------       --------       --------       --------       --------
                                       84,865         27,590         22,878         19,613          8,398          6,386

DEDUCTIONS

  Distributions to
    participants                      (43,051)       (16,213)        (8,087)       (15,719)        (1,990)        (1,042)

Change in net unrealized
  appreciation in fair value
  of investments--Note C                3,431                         1,893          1,005            390            143
Reallocations by participants                            212          1,100         (6,094)         2,364          2,418
                                     --------       --------       --------       --------       --------       --------
    NET INCREASE (DECREASE)            45,245         11,589         17,784         (1,195)         9,162          7,905

Net assets available for
  benefits at beginning
  of year                             286,949         85,085         64,969        115,521         12,605          8,769
                                     --------       --------       --------       --------       --------       --------

    NET ASSETS AVAILABLE FOR
      BENEFITS AT END OF YEAR        $332,194        $96,674        $82,753       $114,326        $21,767        $16,674
                                     --------       --------       --------       --------       --------       --------
                                     --------       --------       --------       --------       --------       --------




See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1993

NOTE A - ACCOUNTING POLICIES

VALUATION OF ASSETS: Investments are stated at fair value. The fair value of the shares of common stock and of the participation units owned by the Times Mirror Savings Plus Plan (the "Plan") in the common trust funds is based on the quoted market and redemption values on the last business day of the Plan year. The cost of investments sold is determined on the specific identification method.

Guaranteed investment contracts (GICs) are stated at contract value which includes amounts invested (net of withdrawals) plus reinvested earnings. The fair value of the GICs is estimated at approximately $74 million on December 31, 1993. Fair value was determined by taking the contract value at scheduled maturity date and calculating the net present value based on the average maturity. The discount rate used in the present value calculation was from an index of GIC rates of approximately the same maturity.

INCOME RECOGNITION: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EXPENSES: Investment management fees, brokerage commissions and other fees and expenses charged by outside investment managers are deducted from investment returns received by participants. All other expenses associated with the operation and administration of the Plan are borne by participating companies.


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a 401(k) cash or deferred defined contribution plan. Employees of The Times Mirror Company (the "Company") and its subsidiaries which have been approved for participation in the Plan are generally eligible to participate if they are at least 21 years of age and have one year of eligibility service. At December 31, 1993 and 1992, approximately 13,600 and 14,400 employees, respectively, were participating in the Plan.

Eligible employees may defer from 1% to 6% of basic compensation on a before-tax basis. This basic deferral is 50% matched by the participating company. Most participants can also defer supplemental amounts from 1% to 6% of basic compensation on a before-tax basis, for a total before-tax deferral of up to 12%. Higher-paid participants are restricted to a maximum 2% supplemental deferral. Participants may elect to contribute an additional 1% to 12% of basic compensation on an after-tax basis. Higher-paid participants may not contribute on an after-tax basis. Any combination of before-tax and after-tax savings may be used, however, the total savings cannot exceed 13% of basic compensation. Supplemental before-tax deferrals and after-tax contributions are not matched by the participating company. The Tax Reform Act of 1986 limits before-tax deferrals by participants to $8,994 in 1993 and $8,728 in 1992. This limit is adjusted annually for increases in the cost of living.

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1993


NOTE B - DESCRIPTION OF THE PLAN (continued)

Participants may change their deferral and/or contribution elections up to twice each year, or may terminate them at any time. Participant deferrals and contributions and Company matching contributions are invested as directed by the individual participant in any or all of the investment funds, in 10% increments, to total 100%. Deferrals and contributions of participants who do not make investment elections are invested 100% in the Income Fund. Changes to investment elections and reallocations among investment funds may be made once each month.

The investment funds are:

     INCOME FUND: invests in guaranteed investment contracts (fixed-income contracts guaranteed by insurance companies) and units of a collective fund consisting primarily of guaranteed investment contracts;

     EQUITY FUND: invests primarily in shares of a fund which ordinarily invests principally in common stocks of U.S. companies but may also hold securities convertible into common stocks, straight debt securities, U.S. Government securities, nonconvertible preferred stocks or non-U.S. common stocks and securities;

     COMPANY STOCK FUND:  invests primarily in Times Mirror Company Series A
       Common Stock;

     BALANCED FUND: invests in shares of a fund comprised of a broadly diversified list of securities, including common stocks, preferred stocks, straight debt securities, U.S. Government securities or non-U.S. common stocks and securities;

     GLOBAL FUND: invests in shares of a fund comprised of a diversified portfolio primarily of common stocks of both U.S. and non-U.S. companies but may also include securities convertible into common stocks, straight debt securities, government securities or nonconvertible preferred stocks, all of which may be denominated in U.S. dollars or other currencies.

Cash and short-term marketable securities may be held in any or all of these funds pending investment, and/or to facilitate distributions and reallocations.

For years prior to January 1, 1987, a tax incentive payroll stock ownership contribution (PAYSOP) was made by participating companies for employees who were actively deferring before-tax monies into the Plan and were still employed at the end of the applicable year. The Tax Reform Act of 1986 (the Act) repealed the 1/2% tax credit for PAYSOP's effective January 1, 1987, accordingly, PAYSOP contributions have not been made for any year subsequent to December 31, 1986. PAYSOP Fund assets and activity are combined with the Company Stock Fund for financial statement disclosure and are principally invested in Times Mirror Company Series A and Series C common stock. Net assets of the PAYSOP Fund were $4,039,000 and $4,371,000 at December 31, 1993 and 1992, respectively.

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1993


NOTE B - DESCRIPTION OF THE PLAN (continued)

Participants are 100% vested in their before-tax and after-tax account balances at all times. A participant is 100% vested in the Company matching account at the earliest of: 3 years of vesting service; age 65; termination due to total and permanent disability; or death. Forfeited Company matching amounts remain in the Plan and are used by participating companies to offset future required matching contributions. Participants are 100% vested in their PAYSOP accounts.

Distributions of vested account balances are made to participants following termination of employment, attainment of age 70-1/2 or to the designated beneficiary following a participant's death. Distributions ordinarily are made in cash or a combination of cash and Times Mirror Company common stock, at the election of the participant or the beneficiary.

Participants may make withdrawals from certain account balances up to twice per calendar year or more frequently in the event of financial hardship. Under the Act, withdrawals before age 59-1/2 are generally subject to a 10% federal penalty, payable by the participant, in addition to any other taxes which the participant may owe on the withdrawal. Hardship withdrawals may be made in limited circumstances, as provided for under the Act and 401(k) regulations.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants become 100 percent vested in their accounts.

Amounts due to participants who have withdrawn from the Plan at December 31, 1993 are $8,683,000. This amount is reported as benefit claims payable on the Plan's Form 5500 filed with the Internal Revenue Service. Benefit claims payable at December 31, 1992 are reported in the Statement of Net Assets Available For Benefits.


NOTE C - INVESTMENTS

The Plan's investments are held by Bank of America, the Plan's Trustee. Security Pacific National Bank, formerly the Plan's Trustee, was acquired by Bank of America and the Plan's records were merged in April 1992.

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1993


NOTE C - INVESTMENTS (continued)

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows (in thousands):


                                                               December 31
                                                          ---------------------
                                                            1993         1992
                                                          --------     --------
Investment Company of America                              $ 4,140       $1,893
Times Mirror Company Common Stock
  Series A                                                   6,000        1,404
  Series C                                                     559           50
American Balanced Fund, Inc.                                   286          390
New Perspective Fund, Inc.                                   4,189          143
                                                           -------      -------
                                                           $15,174       $3,880
                                                           -------      -------
                                                           -------      -------


Shares of Series A and Series C Common Stock are identical, except with respect to voting rights, restrictions on transfer of Series C shares, and the right to convert Series C shares into shares of Series A Common Stock. The Series C shares are subject to mandatory conversion into Series A shares upon transfer to any person other than a "Permitted Transferee" as defined in the Company's Certificate of Incorporation or upon the occurrence of certain regulatory events.

Because Series C Common Stock is not traded but is convertible into Series A Common Stock, the market value of both Series A and Series C Common Stock is the December 31 per share price of Times Mirror Company Common Stock.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows (in thousands):


                                                               December 31
                                                          ---------------------
                                                            1993         1992
                                                          --------     --------
IDS Trust Company Collective Income Fund
(960,811 and 912,366 units)                                $33,806      $30,156
Investment Company of America
(5,422,177 and 4,617,014 shares)                           101,503       82,598
Times Mirror Company Series A Common Stock
(2,850,825 and 3,121,132 shares)                            95,146       97,535
Times Mirror Company Series C Common Stock
(372,301 and 482,404 shares)                                12,426       15,075
American Balanced Fund, Inc.
(2,952,309 and 1,692,091 shares)                            37,111       20,779
New Perspective Fund, Inc.
(1,971,051 and 1,268,448 shares)                            29,585       15,602


TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1993


NOTE C - INVESTMENTS (continued)

Dividend income on Times Mirror Company Series A Common Stock amounted to $3,280,000 in 1993 and $3,407,000 in 1992. Dividend income on Times Mirror Company Series C Common Stock amounted to $465,000 in 1993 and $580,000 in 1992.


NOTE D - CONTRACTS WITH INSURANCE COMPANIES

The Plan has contracts with various insurance companies. Certain restrictions exist such that penalties may result from termination of the contracts or early withdrawal of assets.


NOTE E - INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and the underlying trust is, therefore, not subject to tax under section 501(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred which would cause the plan to become disqualified in operation.


NOTE F - TRANSFER OF ASSETS

Richard D. Irwin, Inc. was acquired by the Company on February 4, 1988. The assets of the Richard D. Irwin, Inc. Employees' Thrift Plan were merged with the Plan effective September 1, 1992.


NOTE G - SUBSEQUENT EVENTS

The December 31, 1993 financial statements reflect a $33.375 per share fair market value for Times Mirror's common stock. At May 27, 1994, the stock had a per share value of $32.375, resulting in an aggregate value of $104,349,000, as compared to the $107,572,000 shown in the Statement of Net Assets Available For Benefits.

On June 5, 1994, The Times Mirror Company entered into a Plan of Merger, relating to its cable television business, and an Exchange and Registration Rights Agreement with the Chandler Trust No. 1, Chandler Trust No. 2 and Chandis Securities Company relating to a transfer of stock and the right to receive preferred stock. Shareholders of the Company as of the designated record date, including participants invested in the PAYSOP and Company Stock Funds, will have the opportunity to vote on the Transactions proposed in these two agreements. Upon closing of the Transaction described in the Merger Agreement, each

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1993


NOTE G - SUBSEQUENT EVENTS (continued)


share of Times Mirror stock in the Plan is expected to be exchanged for a like kind share of stock in the newly formed company, "New Times Mirror", and approximately .60 share of Cox Cable Communications (Cox Cable) Class A common stock. New Times Mirror will be comprised of all of Times Mirror's non-cable businesses. It is expected that the merger will be completed at the end of 1994 or early in 1995.

Shares of New Times Mirror will be placed in the Company Stock Fund, and a new, separate investment fund will be established to hold the shares of Cox Cable common stock. Since participants are allowed to reallocate their account balances into other funds, they will be able to decide whether to retain their Cox Cable shares or reallocate their investment into any of the other available investment funds. Participants will not be allowed to make new investments into the Cox Cable investment fund.

It is currently anticipated that dividends of the New Times Mirror common stock will be reduced by 66 2/3% to 80% of the current Times Mirror dividend rate.
Due to the capital requirements of the cable business, no dividends are expected to be paid on the Cox Cable common stock.

TIMES MIRROR SAVINGS PLUS PLAN

ASSETS HELD FOR INVESTMENT

December 31, 1993
(Thousands of dollars)


                                                        Principal
                                                        Amount or
                                                        Number of                       Fair
          Identity of Issue                           Shares/Units      Cost**         Value**
- - ---------------------------------------------------   ------------    ----------     -----------
Bank of America Money Market
  Fund for Tax Exempt Trusts                           5,994,043       $  5,994       $  5,994
IDS Trust Company Collective
  Income Fund                                            960,811         33,854         33,806
Investment Company of America                          5,422,177         92,700        101,503
Times Mirror Company*
  Series A Common Stock                                2,850,825         89,199         95,146
Times Mirror Company*
  Series C Common Stock                                  372,301         11,277         12,426
American Balanced Fund, Inc.                           2,952,309         36,028         37,111
New Perspective Fund, Inc.                             1,971,051         25,070         29,585
Guaranteed Investment Contracts:
  Allstate Life Insurance, 5.85%                                          3,074          3,074
  CNA Life Insurance, 6.96%                                               4,241          4,241
  Commonwealth Life Insurance, 7.45%                                      3,154          3,154
  Commonwealth Life Insurance, 8.99%                                      3,202          3,202
  Confederation Life Insurance, 8.38%                                     3,174          3,174
  Confederation Life Insurance, 9.21%                                     2,091          2,091
  Confederation Life Insurance, 9.43%                                     2,135          2,135
  John Hancock Mutual Life, 6.48%                                         6,359          6,359
  Life of Virginia, 6.82%                                                 6,202          6,202
  Life of Virginia, 7.33%                                                 3,108          3,108
  Life of Virginia, 8.99%                                                 2,034          2,034
  Lincoln National Pension Life, 9.01%                                    2,053          2,053
  Manufacturers Life Insurance, 8.90%                                     2,065          2,065
  Northwestern National Life, 8.92%                                       2,088          2,088
  Ohio National Life Insurance, 8.52%                                     3,786          3,786
  Ohio National Life Insurance, 8.60%                                     2,171          1,171
  Ohio National Life Insurance, 9.70%                                     2,042          2,042
  Protective Life Insurance Co., 5.33%                                    2,031          2,031
  Protective Life Insurance Co., 5.85%                                    3,073          3,073
  Provident Life & Accident
   Insurance, 6.76%                                                       4,099          4,099
  Provident Life & Accident
   Insurance, 7.33%                                                       4,030          4,030
  Prudential Life Insurance, 6.75%                                        3,214          3,214
                                                                       --------       --------
                                                                       $363,548       $384,997
                                                                       --------       --------
                                                                       --------       --------

 *Indicates party-in-interest to the Plan.
**Guaranteed investment contracts are stated at contract value.


TIMES MIRROR SAVINGS PLUS PLAN

REPORTABLE TRANSACTIONS

Year Ended December 31, 1993
(Thousands of dollars)


                                                           Cost of     Net
                                                            Assets     Gain
      Description of Assets       Purchases     Sales       Sold      (Loss)
- - --------------------------------  ---------     -----     -------     -----
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
Bank of America Money Market
  Fund for Tax Exempt Trusts       $115,303    $118,156   $118,156




There were no category (i), (ii), or (iv) reportable transactions during 1993.